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                                   EXHIBIT 3

                        AERCO'S PERFORMANCE ASSUMPTIONS

     As an illustration of certain payment characteristics of the notes, we describe below our assumptions about AerCo's performance in future years. We refer to the scenario in which all of these assumptions prove to be correct as our "Base Case". The assumptions that relate specifically to line items that will be contained in future monthly cash reports to noteholders are separately identified and numbered for ease of reference.

     The assumptions and tables set forth below represent possible revenue scenarios designed to illustrate the payment characteristics of the notes and are not intended to be projections, estimates, forecasts or forward-looking statements. We developed the tables by fixing certain of the assumptions and by varying other assumptions and certain other factors which affect AerCo's revenues and costs and expenses. The assumptions do not represent a complete list of factors which may affect the revenues and costs and expenses of AerCo, but rather indicate those factors which are likely to significantly affect AerCo's performance in future years. In addition, the range of possible outcomes with respect to each assumption and the combinations of assumptions do not indicate a comprehensive set of possible results for AerCo. More severe stresses than we have included in the table may lead to payments of principal of the notes being delayed or decreased or, in certain cases, an event of default.

     Accordingly, you should understand that the following tables are only an illustration of some of the payment sensitivities of the notes to certain market and economic stresses. We prepared these tables based on information as of June 15, 2000. We have not updated or revised the information presented to reflect changes occurring after June 15, 2000. It is highly likely that actual experience in the future will vary from the assumptions and the possible revenue scenarios reflected in the tables. The principal factors that could cause AerCo Group's actual revenues to differ materially from such scenarios are the stresses we describe below and certain other risks.

SUMMARY OF THE BASE CASE

     The table below shows our Base Case by reference to the line items to be contained in the "Summary Performance to Date" section of our future monthly cash reports to noteholders. In this table Base Case items are shown as a percentage of lease rentals on the basis of the existing aircraft and the 30 additional aircraft to be acquired.

                                                              BASE CASE    RELATED ASSUMPTION
                                                              ---------    ------------------
                                                                              (SEE BELOW)
                                                                           ------------------
Lease rentals...............................................    100.0              (1)
Net stress-related costs....................................     (6.0)             (2)
                                                                -----
Net lease rentals...........................................     94.0
Interest earned.............................................      2.0              (3)
Net maintenance.............................................      0.0              (4)
                                                                -----
Total cash collections......................................     96.0
Aircraft operating expenses.................................     (2.0)             (5)
SG&A........................................................     (5.0)             (6)
                                                                -----
Total cash expenses.........................................     (7.0)
                                                                -----
Net cash collections........................................     89.0
                                                                =====

     Net cash collections represent the amount available to pay interest and principal on the notes.

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

PRIMARY REVENUE ASSUMPTIONS

     We make the following assumptions about each of our main revenue line items.

     LEASE RENTALS

     "Lease rentals" represents all rental payments received under the leases and the net proceeds of any aircraft sales.

     We assume that:                                                         (1)

     - we re-lease aircraft coming off lease at a monthly rental rate that is a function of the age of the aircraft and the contracted monthly rental rate as of June 15, 2000, with lease rates being assumed to decline by 2% per annum in years 1-5 of an aircraft's expected useful life, 1% per annum in years 6-15, 3% per annum in years 16-20 and 5% in years 21-25; and

     - we sell each aircraft only at the end of its expected useful life for a scrap value price that is equal to 12% of its assumed value when new, except that the B747-200B (MSN 22496) is assumed to be sold for its scrap value in December 2000. No revenues are assumed to be received on this aircraft from the closing date to its assumed disposal in December 2000.

     NET STRESS-RELATED COSTS

     "Net stress-related costs" represents the net total of lost revenue due to the combination of the following five inter-related items:

       -- lost rental revenue due to aircraft downtime following the termination or expiration of a lease; and

       -- bad debts realized and/or provided for; and

       -- aircraft repossession costs

       offset by

       -- security deposits drawn after an event of default; and

       -- other leasing income, which includes lease termination payments and default interest.

     -  We assume that net stress-related costs are 6% per annum of lease
       rentals.                                                              (2)

     INTEREST EARNED

     "Interest earned" represents interest earned by funds on deposit in the collection account and any other cash balances, including the cash portion of the liquidity reserve amount, including rental payments received, security deposits and accrued maintenance expenses.

     -  We assume that the interest rate at which the cash balances described
       above earn interest is one month LIBOR minus 20 basis points.         (3)

     NET MAINTENANCE

     "Net maintenance" represents maintenance payments received from lessees under the terms of the applicable leases, less maintenance costs that we make or expect to incur under the leases and any modification payments that we make.

     -  We assume that net maintenance is zero.                              (4)

OTHER REVENUE-RELATED ASSUMPTIONS

     In addition to the revenue assumptions above, we make the following revenue-related assumptions.

     -  We assume that future lease terms are five years.

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     -  We assume that we grant no purchase options to lessees and that no existing purchase options are exercised.

     - We assume that we grant no new lease termination or extension options to lessees and that existing termination or extension options are exercised only when to do so would result in a rental rate at the time that is lower than the rental rate that we would otherwise assume under the assumptions.

     - We assume that the 30 additional aircraft are delivered to us on the closing date.

     - We assume that each aircraft has an expected useful life of 25 years, except that each of the two DC8-71F aircraft is expected to have an expected useful life of 15 years from date of its conversion to freighter service.

     - We assume that aircraft values decline over time in accordance with a certain depreciation curve.

     - We assume that we acquire no future additional aircraft, other than the 30 additional aircraft.

     EXPENSE-RELATED ASSUMPTIONS

     We make the following assumptions about each of our main expense line items.

     AIRCRAFT OPERATING EXPENSES

     "Aircraft operating expenses" represents certain operating costs incurred in the ordinary course of the operating lease business, including insurance expenses and leasing transaction expenses.

     -  We assume that aircraft operating expenses are 2.0% per annum of lease
        rentals.                                                             (5)

SG&A

     "SG&A" represents the sum of the following expense items:

     -- fees paid to AerFi as servicer of the aircraft;

     -- fees paid to the administrative agent and other service providers, including the financial advisor;

     -- legal fees, underwriting fees, printing and other expenses of the issuance and sale of any refinancing notes and any notes issued in the exchange offer for the notes; and

     -- other selling, general and administrative expenses.

     We assume that:                                                         (6)

     -  we pay fees to AerFi as servicer;

     -  we pay fees to the administrative agent and other service providers;

     - we pay customary legal fees, underwriting fees, printing and other expenses of the issuance and sale of any refinancing notes and any notes issued in the exchange offer; and

     - other selling, general and administrative expenses are 1% per annum of lease rentals.

     We assume that SG&A expenses are 5% per annum of lease rentals.

FINANCING-RELATED ASSUMPTIONS

     We make the following financing-related assumptions:

     -  We assume that one month LIBOR remains constant at 6.6% per annum.

     - We assume that AerCo makes and receives swap payments in accordance with the contracted terms of the swaps that we will have in place on the closing date of the offering of the New Notes.
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

     - We assume that we issue notes that rank equally in right of payment and interest with each corresponding class of the notes that were issued on July 15, 1998 in amounts and with coupons as set forth in the following table and that we make payments in accordance with a certain order of priorities.

       SUBCLASS OF NOTES                                  AMOUNT           MONTHLY COUPON
       -----------------                                -----------    ----------------------
                                                        ($MILLIONS)
       Subclass A-3...................................      565        1 Month LIBOR + 0.46%
       Subclass A-4...................................      235        1 Month LIBOR + 0.52%
       Subclass B-2...................................       80        1 Month LIBOR + 1.05%
       Subclass C-2...................................       80        1 Month LIBOR + 2.05%
                                                            ---
                                                            960
                                                            ===

     - We assume that we issue and sell refinancing notes on the expected final payment dates of each of the subclass A-3, subclass B-2 and subclass C-2 notes, and on each subsequent expected final payment date of any such refinancing notes, on the same terms with respect to priority, intra-class priority, redemption and coupon as the notes being refinanced and with maturities and amortization schedules paid with the application of the Minimum, Scheduled and Supplemental Principal Payment Amounts.

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